

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Lewis Silberman
Co-Chief Executive Officer
GSR II Meteora Acquisition Corp.
418 Broadway, Suite N
Albany, New York 12207

      Re: GSR II Meteora Acquisition Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 21, 2023
            File No. 001-41305

Dear Lewis Silberman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Crypto Assets

cc: Steven Stokdyk